At a Special Meeting of Shareholders of the Fund, held at the offices of GFS, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, on Monday, September 30, 2013, Fund shareholders of record as of the close of business on August 2, 2013 voted to approve the following proposal:

Proposal 1: To approve the proposed amendment to the Fund's diversification policy to reclassify the Fund as a non-diversified company.

			                Shares Voted
Shares Voted Against
	  		                   In Favor
	  or Abstentions
		 		     536,166
	             0